June 22, 2010

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVVIS, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed on March 5, 2010 Form 10-Q for the quarterly period ended March 31, 2010 Filed on May 6, 2010 File no. 000-29375

Dear Mr. Krikorian:

This letter sets forth the responses of SAVVIS, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 8, 2010, with respect to the above referenced Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 3

Competition, page 8

1.	Please tell us how you considered disclosing your principal methods of competition, and positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

The Company believes it has taken a comprehensive and integrated approach to discussing competitive factors throughout the description of its business contained in Item 1 of Form 10-K, based on its belief that the breadth of its service offerings, anticipation of and capitalization on industry trends, strategy, infrastructure, sales and marketing activities and customer focus all reflect its principal methods of competition and the positive and negative factors pertaining to its competitive position. Virtually the entire business description constitutes disclosure of the Company’s principal methods of competition. This approach allows investors and the markets to understand the Company’s business and competitive position through the “eyes of management.”

Mr. Stephen Krikorian

June 22, 2010

In that regard, the Company first provides extensive descriptions of its service offerings and the customer needs that they address under the caption “Our Services.” Next, in connection with the discussion of “Industry Trends,” the Company discusses positive and negative factors affecting the industry as a whole, and specifically highlights how those trends affect the Company’s positioning of its service offerings. For example, the Company discloses that:

“Our solution is to provide a range of infrastructure services that enable customers to improve the quality and lower the cost of their IT operations and increase the availability and flexibility of their IT systems. In addition, our solution may allow our customers to have visibility and control of their application performance while shifting our customers from a corporate model based on large capital investments for buying, maintaining, and depreciating IT assets to a pay-as-you-go service model that allows customers to scale their IT infrastructure up or down as their business requirements change. Our approach enables us to be a flexible and scalable partner to our customers that can provide tailored, end-to-end IT infrastructure solutions on demand.”

The Company also discusses key growth strategies based on its belief that “because of [its] global infrastructure, management systems, and business model, we have the unique capability to deliver fully managed and integrated IT solutions to enterprises with offices around the world.” Specific key growth strategies are then discussed in detail and reflect further consideration of negative and positive factors affecting its competitive position and service offerings. By integrating these factors into the discussion of its business and strategies, the Company provides meaningful information to the markets and investors.

Similar disclosures appear under the caption “Sales and Marketing” and “Competition” sub-sections of Item 1 of the Form 10-K

Accordingly, the Company believes that its current disclosure appropriately addresses Item 101(c)(1)(x) of Regulation S-K and that additional disclosures are not necessary.

Item 11. Executive Compensation, page 46 (Incorporated by Reference From Proxy Statement Filed March 26, 2010)

Executive Compensation, page 16

Annual Bonuses, page 19

2009 Annual Incentive Plan, page 19

2.	Given that your adjusted gross EBITDA target is judged in two performance periods, it appears that you should disclose and discuss your target and performance against the target for both periods.

Mr. Stephen Krikorian

June 22, 2010

Despite the timing of payments, the purpose of the 2009 Annual Incentive Plan was to reward achievement based on Company and/or business unit and specific individual objectives over a one-year period. As explained on page 19 of the Company’s 2010 proxy statement, 45% of the annual bonus was paid based on performance during the first half of the year and at the end of the year, the full year performance was used to calculate the full year bonus, which was then reduced by what was paid at mid-year. In other words, the mid-year payment had the potential to accelerate payment of a portion of the bonus award as an incentive to strong first half performance. However, the entire bonus amount remained available based on year-end results even if the accelerated portion was not paid in whole or in part.

The 2010 proxy statement disclosed the factors considered in deciding whether to pay some or all of the accelerated portion and also disclosed in detail the performance targets and performance against target for the entire year. Since bonus opportunity for any plan participant was based on full year performance and the mid-year payment represented only an opportunity to receive accelerated payment of a portion of the bonus, the Company believes that it has disclosed all of the information material to an understanding of the Company’s compensation practices for 2009.

The Company notes as well that it did not continue the mid-year payment opportunity as a feature of the plan for 2010. Accordingly, additional detail relating to this feature of 2009 compensation is not pertinent to an understanding of the Company’s current compensation practices.

3.	We note your disclosure that in addition to company financial goals, business unit and individual goals are established under the annual incentive plan, and that attainment of the individual goals is subjectively assessed and can affect the amount of the bonus payments. Provide a more detailed discussion of the business unit and individual goals, how achievement against the goals was determined, and how level of achievement impacted the amount awarded to each named executive officer.

As indicated on page 19 of the 2010 proxy statement, the achievement of corporate goals is responsible for 100% of individual bonus determinations for the named executive officers. As also disclosed in the 2010 proxy statement (at page 20), a subjective assessment of the attainment of individual goals can affect the amount of the bonus payment for an individual officer. In its prior year (2009) proxy statement, the Company explained that:

“[T]he 2009 plan also sets business unit and/or individual goals and objectives for each officer designed to drive both total company results as well as focus the individual officer on his or her portion of the organization for which the executive is directly responsible. The criteria used to set the individual goals and objectives are subjective and may change from year to year based on our compensation committee’s determination of factors that influence our company’s performance.

Mr. Stephen Krikorian

June 22, 2010

They may include such measurements as customer churn, sales, productivity, customer retention, cost control, revenue and other criteria. Payments of bonus awards under the plan will be based on the company’s overall performance and the compensation committee’s assessment of the individual contribution of each executive officer, the degree to which the executive’s performance goals are met or exceeded, and if an executive is responsible for a business unit, whether specified targets for the business unit have been met.”

Because the assessment is subjective, individual goals are not weighted, but the affect of the assessment of the individual performance against the goals on the compensation of the named executive officers is described in detail in pages 23 and 24 of the 2010 proxy statement. As disclosed in that discussion, two named executive officers received 110% of the outstanding portion of their full-year target opportunity, two received the remaining portion of their full year target opportunity and one received 90% of the outstanding portion of his full year target opportunity. As referenced on page 23 and disclosed on page 32, a sixth named executive received a contractually-mandated amount under a separation agreement.

4.	We note your disclosure that although you exceeded the adjusted gross EBITDA target, your compensation committee exercised downward discretion and approved the bonus pool at 100% of target. Disclose how much this downward discretion impacted the size of the bonus pool and the amount awarded to each named executive officer.

The Compensation Committee exercised its discretion first to reduce the size of the total bonus pool by $3.5 million and then independently determined the amount of the awards payable from that pool to named executive officers. There is no direct correlation between the Compensation Committee’s decision to reduce the total bonus pool and the amount awarded to each named executive officer. Although we believe our current disclosure is fully responsive to this comment, we will seek to clarify this point in future filings if and to the extent that it is a material feature of our compensation programs. The effect of the Compensation Committee’s use of discretion on individual awards also is reflected in our response to comment no. 3 above.

Consolidated Financial Statements

Note 7. Long-Term Debt, page 66

5.	Tell us how you considered the classification of the equity component of the convertible notes as temporary equity. Please address FASB ASC 470-10-S99-3A-3(e) (i.e., paragraph 43 of EITF D-98) in your response.

In accordance with FASB ASC 480-10-S99-3A-3(e), an equity-classified component of a convertible debt instrument should be presented in temporary equity if that component is

Mr. Stephen Krikorian

June 22, 2010

considered redeemable. An equity-classified component of a convertible debt instrument would be considered redeemable if at the balance sheet date the issuer can be required to settle the convertible debt instrument for cash or other assets, or, in other words, if the instrument is currently redeemable or convertible for cash or other assets. The Company’s convertible notes are only redeemable at the holders’ discretion upon meeting certain criteria, which include:

•

during any calendar quarter (and only during such quarter) ending after June 30, 2007, the sale price of the Company’s common stock, for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, is greater than 120% of the then applicable conversion price for the notes per share of common stock on the last day of such preceding calendar quarter (the Conversion Trigger Price);

•

subject to certain exceptions, during the five business day period following any five consecutive trading day period in which the trading price of the Convertible Notes for each day of such period was less than 98% of the product of the closing price of the Company’s common stock on such day and the applicable conversion rate;

•

upon the occurrence of specified distributions or corporate events described in the Indenture, such as a distribution to stockholders, consolidation, merger, or sale of all or substantially all of the Company’s assets; or

•	any time on or after February 15, 2012.

None of the above circumstances existed as of the balance sheet date, December 31, 2009. An assessment of whether the convertible debt instrument will become redeemable at a future date is not required under ASC 480-10-S99-3A-3(e). As such, the equity-classified component of the Company’s convertible notes was not currently redeemable or convertible for cash or other assets and was not classified as temporary equity.

Note 15. Equity-Based Compensation, page 77

6.	Please describe why there was an increase in forfeiture activity that caused you to revise your estimated forfeiture rates. Clarify the portion of the $12.2 million cumulative adjustment that relates to 2008. Explain in greater detail why you recorded an additional $2.2 million adjustment during the fourth quarter of 2009.

In accordance with ASC 718-10-35-3, the total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation is based on the number of instruments for which the requisite service has been rendered

Mr. Stephen Krikorian

June 22, 2010

(that is, for which the requisite service period has been completed). The Company is required to base initial recognition of equity-based compensation cost on the estimated number of instruments for which the requisite service is expected to be rendered. Because the initial recognition is based on an estimate, the estimate is required to be revised if subsequent information indicates that the actual number of instruments is likely to differ from previous estimates. The cumulative effect on current and prior periods of a change in the estimated number of instruments for which the requisite service is expected to be or has been rendered is recognized in equity-based compensation cost in the period of the change.

In applying these principles, the Company makes assumptions on the number of awards expected to forfeit prior to vesting, which decreases the total amount of equity-based compensation expense recognized. This assumption is evaluated on a quarterly, or as needed, basis. The 2008 analyses indicated the Company experienced an increase in forfeiture activity due to a higher level of management departures than had been anticipated. As a result, the Company revised its forfeiture rate assumptions and cumulatively adjusted as though the forfeiture rate had been in place since the date of grant(s).

Of the $12.2 million adjustment recorded in 2008, $5.4 million related to compensation expense recognized during 2008. The Company disclosed on page 79 of its 2009 Form 10-K that $6.8 million of the adjustment related to 2006 and 2007. The difference between $12.2 million and the $6.8 million amounts set out on page 79 is the $5.4 million portion of the cumulative adjustment related to 2008. Accordingly, the Company believes that all information necessary to do the arithmetic calculation of the portion attributable to 2008 is contained in the filing.

In the fourth quarter of 2009, the Company further revised its forfeiture rate primarily due to the unanticipated departure of one senior level executive. When the forfeiture of his equity grants was factored into the Company’s estimation, the Company deemed it necessary to record an additional $2.2 million adjustment.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits 31.1 and 31.2

7.	We note that paragraph 4(d) of the certifications omits the parenthetical “(the registrant’s fourth fiscal quarter in the case of an annual report).” The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. Please confirm that you will use the language specified in Item 601(b)(31) in future filings.

Mr. Stephen Krikorian

June 22, 2010

The Company acknowledges the Staff’s comment and confirms that it will use the language specified in Item 601(b)(31) in future filings.

In our view, the foregoing fully responds to the Staff’s comments, and we do not believe that any amendments to the referenced prior filings are necessary. Please contact me at 314-628-7185 with any additional questions or comments.

* * * * *

As requested by the Staff, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Eugene V. DeFelice

Eugene V. DeFelice
Senior Vice President, General Counsel & Secretary